Village Street Publications, Inc.

3755 Avocado Boulevard #510
La Mesa, California
Phone: 619-334-8421
Fax: 619-334-9751

May 21, 2008

Max A. Webb

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

Village Street Publications, Inc.

Registration Statement on Form S-1 - Amendment #2

Filed April 28, 2008

File No. 333-148128

Dear Mr. Webb:

On behalf of Village Street Publications, Inc., a Nevada corporation,  I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form S-1 and any amendments made thereto, effective May 22 at 10:00 a.m. Eastern Standard Time, or soon thereafter as practicable.  Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

The company hereby acknowledges that:

(1)  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 21, 2008

Page Two

The company further acknowledges its full awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form SB-2 registration statement.

Thank you for your anticipated expedient and diligent review of this file.  If any further questions or comments should arise, please feel free to contact Randy Brumbaugh, corporate counsel, at (626) 335-7750.

Respectfully submitted,

 /s/ Andrew Austin

Andrew Austin

President